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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                               (Amendment No. 6)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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    This Amendment No. 6 supplements the Schedule 14D-9 of Circon Corporation, a
Delaware corporation (the "Company"), filed with the Securities and Exchange Commission ("SEC") on August 15, 1996, and as subsequently amended, relating to a Tender Offer Statement on Schedule 14D-1, dated August 2, 1996 (the "Schedule 14D-1"), filed with the SEC by USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation ("USS"), relating to an offer the ("Offer") by Purchaser to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    On August 16, 1996 the Company mailed a letter to its employees regarding the Offer. A copy of the letter is filed as Exhibit 10 to this statement.

    On or about August 15, 1996, the Company, certain of the Company's officers and the individuals who serve on its Board of Directors were named as defendants in three lawsuits filed in Delaware Chancery Court. The three suits were brought by individuals who claim to be stockholders of the Company. Each suit seeks to be certified as a class action of behalf of all the Company's stockholders. The suits, which are similar in substance, allege that the Company and the named individuals violated certain fiduciary duties to the Company's stockholders in connection with the Company's response to the Offer. The complaints seek various forms of relief, including injunctive relief and unspecified monetary damages. The Company has reviewed the allegations and claims contained in the plaintiffs' complaints, and believes that they are without merit. The Company and the named individuals intend to vigorously defend against these claims. Copies of the three complaints relating to the three lawsuits are filed as Exhibit 11, Exhibit 12 and Exhibit 13, respectively, to this statement.

    On August 19, 1996, the Company issued a press release in connection with the aforementioned three complaints. A copy of the press release is filed as
Exhibit 14 to this statement.

    As a result of the Company's concern about the disruptive effects of the Offer on the Company's employees, the Company retained, during the week of August 12, 1996, the consulting firm of William M. Mercer, Incorporated to advise the Board of Directors of the Company (the "Board") and to evaluate the possibility of implementing an employee retention program. At a Board meeting held on August 25, 1996 and pursuant to a recommendation from the Board's Compensation Committee, the Board authorized the Company to implement three separate plans (collectively, the "Plans") to assist the Company in retaining skilled employees, including plans for executives, the Company's sales force, and managers, professionals and key contributors. The purpose of the Plans is to retain certain key employees of the Company during times of uncertainty, and to keep such persons focused on their jobs and the business of the Company during such times so that the Company can continue to execute its strategic plan. William M. Mercer, Incorporated, and independent consulting firm, assisted and advised the Board and its Compensation Committee in formulating the terms of each Plan. Each Plan is summarized below. Each of the summaries is qualified in its entirety by reference to the full text of each of the Plans; a copy of each of the Management Retention Plan, the Sales Force Retention Plan and the Managers, Professionals and Key Contributors Retention Plan, is filed as Exhibit 15, 16, and 17, respectively, to this statement, and is incorporated by reference herein.

    On August 27, 1996 the Company issued a press release relating to the implementation of the Plans. A copy of the press release is filed as Exhibit 18 to this statement.

    Also on August 27, 1996 the Company sent a letter to its employees who are participating in the Plans. A copy of the form of such letter is filed as
Exhibit 19 to this statement.

MANAGEMENT RETENTION PLAN

    The Management Retention Plan (the "Management Plan") provides retention and severance benefits for designated executive officers, vice presidents and senior managers. There are three components to the Management Plan: (i) retention/severance payments, (ii) post-employment coverage under the Company's group health and life insurance plans, and (iii) pro-rated annual target bonus payments.
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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED  (CONTINUED)
    RETENTION/SEVERANCE PAYMENTS

    The total potential retention/severance payment is based on a multiple of annual target bonus and/or annual base salary, with the level of payment related to the participant's job level. The multiplier ranges from 75% of annual base salary up to 250% of annual base salary and annual target bonus.

    The retention payment component is equal to either one-third of the total cash payment (for executive officers) or one-sixth of the total cash payment (for vice-presidents and senior managers). It will be paid ninety days following a change of control of the Company if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause or is constructively terminated following a change of control but prior to ninety days following a change of control.

    The severance payment component is equal to either two-thirds of the total cash payment (for executive officers) or five-sixths of the total cash payment (for vice-presidents and senior managers). It will be paid only if the participant is involuntarily terminated without cause or is constructively terminated within twenty-four months (for executive officers and vice-presidents) or twelve months (for senior managers) following a change of control.

    POST-EMPLOYMENT BENEFITS

    In the event of an involuntary termination without cause or constructive termination within twelve or twenty-four months following a change of control, the participant (and, if covered prior to the change of control, his or her dependents) receives continued group health, dental and life insurance coverage. The Company is required to pay the same percentage of the related insurance premiums as were paid prior to the change of control. The Company continues to make these premium payments for a period ranging from nine months to two and one-half years (depending on the participant's job level), or, if earlier, until the participant becomes covered under comparable benefit plans of another employer.

    PRORATED ANNUAL TARGET INCENTIVE BONUS

    Under the Management Plan, executive officers and vice-presidents (but not senior managers) are eligible to be paid their prorated annual target bonus for the year in which the change of control occurs. This payment is in lieu of any bonus otherwise payable under the annual incentive plan. The proration is made by multiplying the annual target bonus by a fraction, the numerator of which is the number of days in the Company's fiscal year that have elapsed prior to the change of control and the denominator of which is three hundred and sixty-five. The pro-rated bonus is paid to those executive officers and vice-presidents who remain employed until the last day of the fiscal year in which the change of control occurs or who are involuntarily terminated without cause or are constructively terminated prior to the end of the fiscal year, but following a change of control.

    GOLDEN PARACHUTE EXCISE TAX AND NON-DEDUCTIBILITY

    In general, benefits and payments under the Management Plan are subject to reduction, if, in the opinion of the Company's independent accountants, the golden parachute excise tax and non-deductibility provisions of the Internal Revenue Code would otherwise be triggered. In such event, a participant's benefits will be reduced to the largest amount that would not trigger the golden parachute excise tax and non-deductibility provisions. In the case of the Company's chief executive officer, benefits under the Management Plan are only reduced to avoid triggering the golden parachute excise tax and non-deductibility provisions if so doing would maximize the after-tax economic benefit to the chief executive officer, as determined by the Company's independent accountants.

SALES FORCE RETENTION PLAN

    The Sales Force Retention Plan (the "Sales Force Plan") provides retention and severance benefits for all territory managers and sales video specialists who are not on Company probation at

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED  (CONTINUED)
the time of a change of control. It provides for a maximum payment of twice the compensation earned in the last two full calendar months preceding the change of control. Compensation is defined for this purpose as travel allowance, bonus and commissions.

    The retention payment component is equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following such change of control.

    The severance payment component is also equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.

MANAGERS, PROFESSIONALS AND KEY CONTRIBUTORS RETENTION PLAN

    The Managers, Professionals and Key Contributors Retention Plan (the "Managers Plan") provides retention and severance benefits for managers, professionals and key contributors. It provides for a potential cash payment of a minimum of three months' base salary up to a maximum of one year's base salary. Between these minimum and maximum limits, the Managers Plan provides for two weeks' base salary for each full year of employment with the Company (or with an entity acquired by the Company) up to and including the date of a change of control.

    The retention payment component is equal to one-third of the total potential cash payment. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following a change of control.

    The severance payment component is equal to two-thirds of the total potential cash payment. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.

COMPLAINT OF USS AGAINST THE COMPANY

    On September 17, 1996, USS filed a complaint in connection with the Offer in the Delaware Court of Chancery against the Company, certain of its officers and the individuals who serve on its Board of Directors, a copy of which is filed as
Exhibit 22 to this statement. On September 18, 1996, the Company issued a press release responding to the complaint which is filed as Exhibit 23 to this statement.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

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Exhibit 1(F)    The "Board Compensation," "Remuneration of Officers," "Report of the
                 Compensation Committee" and "Compensation Committee Interlocks and
                 Insider Participation" sections of the Proxy
Exhibit 2(F)    Article Ninth of Certificate of Incorporation, as amended
Exhibit 3(F)    Article V of the Bylaws
Exhibit 4(F)    Form of Indemnification Agreement
Exhibit 5*(F)   Letter to Stockholders regarding Board's Recommendation
Exhibit 6(F)    Press Release Announcing Board's Recommendation
Exhibit 7(F)    Opinion of Bear, Stearns & Co. Inc.
Exhibit 8*(F)   Summary of Stockholders Rights Plan
Exhibit 9(F)    Press Release of the Company dated August 5, 1996
Exhibit 10(F)   Letter to Employees Regarding the Offer
Exhibit 11(F)   Complaint of William Steiner against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 12(F)   Complaint of Charles Miller against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 13(F)   Complaint of F. Richard Manson against the Company, its Directors and certain of its officers, filed on or about August 15, 1996
Exhibit 14(F)   Press Release of the Company dated August 19, 1996
Exhibit 15(F)   Management Retention Plan
Exhibit 16(F)   Sales Force Retention Plan
Exhibit 17(F)   Managers, Professionals and Key Contributors Retention Plan
Exhibit 18(F)   Press Release of the Company dated August 27, 1996
Exhibit 19(F)   Letter to Employees Regarding the Retention Plans
Exhibit 20(F)   Press Release of the Company dated August 30, 1996
Exhibit 21(F)   Letter to Employees Regarding the Offer
Exhibit 22      Complaint of USS against the Company and its Directors, filed on or about September 17, 1996
Exhibit 23      Press Release of the Company dated September 18, 1996
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    *   Included in copy mailed to stockholders

    (F) Previously filed

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: September 19, 1996                      CIRCON CORPORATION

                                               By: /s/ Richard A. Auhll
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
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